Filed by Gogoro Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)

Date: January 28, 2022

“Game Changer” E-moped Batteries Spread From Taiwan Across Asia

By Amber WANG

Every day, Aiden Lee joins the hundreds of thousands of people getting around Taipei on two wheels.

But when most of his fellow riders head to a petrol pump to refuel, he takes his e-motorbike to one of Taiwan’s increasingly commonplace battery-swapping stations -- tech its creators say could supercharge the shift from fossil fuels.

“Honestly, if it weren’t for battery swapping -- which by the way is even faster than filling up at a petrol station -- I wouldn’t use an electric bike,” the marketing executive said.

“I don’t think I have the time to wait for the battery to charge.”

About 21 percent of all motorbikes are electric in Taiwan, where riders can access a growing network of battery-swapping stations (Photo: AFP / Sam Yeh)

Lee has used the rechargeable batteries provided by Taiwanese startup Gogoro since 2015, putting him among the 450,000 subscribers who swap an average of 330,000 batteries each day, according to company figures.

He says it costs about 10 percent more than buying petrol each month.

Now eyeing regional expansion and a New York listing, Gogoro has more than 2,300 stations outside convenience stores or in car parks across Taiwan, where e-moped riders stop to exchange depleted batteries for freshly charged cells.

Horace Luke, founder and CEO of Gogoro, a Taiwanese company that developed a battery-swapping refuelling platform for electric two-wheel vehicles (Photo: AFP / Sam Yeh)

Previous attempts to roll out battery swaps have proved tricky, especially for electric cars.

Companies in China, the United States and Israel have struggled to provide easy access to swappable batteries for e-cars, in part because of the high cost of building charging facilities and the time needed to charge much larger cells.

But the tech works better for mopeds, said Gogoro founder and chief executive Horace Luke, as the batteries and stations need not be so large.

“Instead of the four-wheeler infrastructure that needs to be built, our system is really like a vending machine that goes into different locations based on where the consumer goes and where the consumer needs energy,” he said.

The facilities already outnumber petrol stations in four major Taiwanese cities, the company said, and vice-president Alan Pan told a news conference last week that the firm's goal for 2022 was to “surpass the number of petrol stations island-wide”.

Gogoro has more than 2,300 stations across Taiwan, where e-bike riders stop to exchange depleted batteries for freshly charged cells (Photo: AFP / Sam Yeh)

With more than 240 million battery swaps since 2015, Gogoro says it has kept about 360,000 tonnes of carbon dioxide out of the atmosphere.

“We are working on solutions that... create a new industry as the world looks now to sustainability and how to curb global warming and climate change,” Luke told AFP in an interview.

According to government sales figures, e-bikes make up 21 percent of all motorbikes in Taiwan, with sales of traditional petrol models in double-digit decline annually.

Luke said that, through local partnerships, Gogoro was moving to expand into the world’s largest motorbike markets: China, India and Indonesia -- all countries with smog-choked cities.

The company has teamed up with top players in the industry, including Hero MotoCorp in India, the world's biggest motorcycle maker, China's world-leading e-bike maker Yadea and, most recently, Indonesian ride-hailing firm Gojek.

In China its battery-swapping system was launched in October in the city of Hangzhou, with plans to expand to other places this year.

The push could benefit from major government incentives for e-vehicles in the giant Asian countries.

Last year, India rolled out $3.5 billion in incentives for the auto sector to boost production of electric and hydrogen fuel cell vehicles, while Indonesia has offered tax perks for manufacturers, transport companies and consumers.

Gogoro plans to list on the Nasdaq in the first quarter of this year through a merger with a special purpose acquisition company, establishing an entity valued at $2.35 billion.

Global sales of electric motorbikes, scooters and mopeds are estimated to have topped 25 million units in 2020, or 35 percent of total sales of two-wheeled vehicles, according to BloombergNEF.

And market research firm Guidehouse Insights says “battery swapping has become a legitimate technology platform solution that is being exported to original equipment manufacturers in foreign markets”.

Countries in Southeast Asia “with strong two-wheeler cultures, high urban density rates, supportive policy frameworks for EVs, and a strong desire to reduce urban air pollution will likely be next in line”, it said in a report.

Luke added: “I think battery swapping was a real game changer and is a real game changer.”

(Copyright AFP. All rights reserved.)

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, timing, projections or other characterizations of future events or circumstances, including expectations related to any financial projections, projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the timing of launch of any future products, the capability of Gogoro’s technology, Gogoro’s ability to continue to develop its technology or develop new technology, Gogoro’s business plans including its production plans and plans to scale and plans to expand globally, Gogoro’s timing of entry into international markets and ability to be successful in international markets, Gogoro’s ability to obtain supplies and manufacture its products, any benefits of Gogoro’s partnerships and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global and benefits of the merger between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, initially filed by Gogoro with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2021, as amended, and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4, as amended, and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a preliminary proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as amended, and, when available, the definitive proxy statement/prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary proxy statement/prospectus and, when available, the definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC, as amended, and when available, will be set forth in the definitive proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.